U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 12b-25

                                                                       000-24057
                                                                 SEC FILE NUMBER

                                                                     782055-10-7
                                                                    CUSIP NUMBER

                           NOTIFICATION OF LATE FILING

[x] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR

For Period Ended: December 31, 1997 (due May 17, 1998 per Rule 15d-2)

[ ] Transition Report on Form 10-K [ ] Transition Report on Form 20-F [ ] Transition Report on Form 11-K [ ] Transition Report on Form 10-Q [ ] Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein. If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

         Full Name of Registrant: Rushmore Financial Group, Inc.
         Former Name if Applicable:
         Address of Principal Executive Office: 13355 Noel Road, Suite 650,
           Dallas, Texas 75240

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25 is attached.

Part III - Narrative

         A registration statement for Registrant's initial public offering became effective February 17, 1998, using financial statements current through September 30, 1997. The Offering was on a best efforts basis and did not close until April 24, 1998, at which time Registrant obtained new accountants to complete the audit of its financial statements as of December 31, 1997. Such accountants are unable to complete the audit until approximately May 31, 1998.

Part IV - Other Information

         (1) Name and telephone number of person to contact in regard to this notification

   Robert W. Hendren   (972) 308-8847

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
If the answer is no, identify report(s).

[x] Yes           [ ] No

         (3) Is it anticipated that any significant change in result of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ ] Yes           [x] No

         If  so,  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         Rushmore Financial Group, Inc. has caused this notification to be signed on its behalf thereunto duly authorized.

Date: 5/15/98

                                RUSHMORE FINANCIAL GROUP, INC.


                                 By: /s/ Robert W. Hendren
                                     ---------------------------------
                                     Robert W. Hendren, Chief Financial Officer

                                    EXHIBIT A



Rushmore Financial Group, Inc.
13355 Noel Road, Suite 650
Dallas, Texas 75240

Ladies and Gentlemen:

Pursuant to Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934, we inform you that we have been furnished a copy of Form 12b-25 to be filed by Rushmore Financial Group, Inc. on or about May 15, 1998, which contains notification of the registrant's inability to file its Form 10-KSB by May 17, 1998. We have read the Company's statements contained in Part III therein and we agree with the stated reasons as to why we have been unable to complete our audit and report on the financial statements for the year ended December 31, 1997, to be included in Form 10-KSB.

                                                     Very truly yours,



                                                     /s/ KPMG Peat Marwick, LLP
                                                     ---------------------------
                                                         KPMG Peat Marwick, LLP